Western Massachusetts Electric Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months
	Ended
	March 31,	For the Years Ended December 31,
(Thousands of Dollars)	2016	2015	2014	2013	2012	2011
Earnings, as defined:
Net income	$16,827	$56,506	$57,819	$60,438	$54,503	$43,054
Income tax expense	10,076	36,970	37,268	37,368	32,140	23,186
Equity in earnings of regional equity investees	(2)	(8)	(8)	(18)	(11)	(4)
Dividends received from regional equity investees	-	-	-	80	-	-
Fixed charges, as below	6,321	26,553	26,202	26,316	28,162	25,079
Less: Interest capitalized (including AFUDC)	(137)	(1,042)	(864)	(498)	(534)	(534)
Total earnings, as defined	$33,085	$118,979	$120,417	$123,686	$114,260	$90,781

Fixed charges, as defined:
Interest Expense	$6,004	$24,792	$24,931	$24,851	$26,634	$23,612
Rental interest factor	180	719	407	967	994	933
Interest capitalized (including AFUDC)	137	1,042	864	498	534	534
Total fixed charges, as defined	$6,321	$26,553	$26,202	$26,316	$28,162	$25,079

Ratio of Earnings to Fixed Charges	5.23	4.48	4.60	4.70	4.06	3.62